Exhibit 3.1

Certificate of Amendment

of Articles of Incorporation

The undersigned certify that:

1.	They are the President and the Chief Executive Officer and the Secretary, respectively, of Majesco, a California corporation (“Majesco”).

2.	Article III of the Amended and Restated Articles of Incorporation of Majesco, filed on July 20, 2011, as amended (the “Articles”), is amended and restated in its entirety to read as follows:

“This corporation is authorized to issue only one class of shares of stock, and the total number of shares which this corporation is authorized to issue is 50,000,000 with a par value of $0.002 per share (“Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the California Corporations Code of this certificate of amendment to the Articles, each 6 shares of Stock either issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Stock.”

3.	The foregoing amendment to the Articles has been duly approved by the board of directors of Majesco.

4.	The foregoing amendment to the Articles has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 183,450,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: June 22, 2015

/s/ Ketan Mehta
Ketan Mehta, President and Chief Executive Officer

/s/ Lori Stanley
Lori Stanley, Secretary